Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

25 July 2014

Corporate Governance Department

NYSE Regulation, Inc.

SECTION 303A ANNUAL WRITTEN AFFIRMATION

EXHIBIT A

The Company has executed this Annual Written Affirmation without qualification and is not required to describe any non-compliance in this Exhibit A.

Regards,

/s/ Natasha Mercer

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719